AKERMAN LLP

Bradley D. Houser
Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Suite 1100
Miami, FL 33131
Tel: 305.374.5600
Fax: 305.374.5095
Dir: 305.982.5658
bradley.houser@akerman.com

July 8, 2016
VIA EDGAR

Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ARMOUR Residential REIT, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Definitive Proxy Statement on Schedule 14A Filed April 20, 2016 File No. 001-34766
Dear Mr. Kluck:
On behalf of our client, ARMOUR Residential REIT, Inc. (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 22, 2016, relating to Company’s Form 10-K for the fiscal year ended December 31, 2015 filed February 18, 2016, and Definitive Proxy Statement on Schedule 14A filed April 20, 2016.
Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
July 8, 2016

Definitive Proxy Statement on Schedule 14A
Executive Officer Compensation, page 20

1.
We note your disclosure that your executive officers are employees of your Manager and are compensated by your Manager. We also note that, as a result of your merger with JAVELIN Mortgage Investment Corp., it appears your Manager no longer manages other entities. In future Exchange Act periodic reports requiring disclosure pursuant to Item 402 of Regulation S-K, please disclose the portion of the management fee that was allocated to the payment of NEO compensation for the period covered or advise. We note that Item 402(a)(2) requires disclosure of “all . . . compensation awarded to, earned by, or paid to [NEOs and directors] by any person for all services rendered in all capacities to the registrant and its subsidiaries,” and further states “[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.”

In response to the Staff’s comment, the Company respectfully submits that it does not believe that disclosure of the portion of the management fee that is allocated to the payment of compensation to the Company’s executive officers is required to be included in the Company’s Exchange Act periodic reports requiring disclosure pursuant to Item 402 of Regulation S-K (“Item 402”) and, moreover, the Company believes that such disclosure would be misleading and neither meaningful nor practical.

The Company’s executive officers are employees of the Manager and are compensated by the Manager for services performed for the Manager. Pursuant to the terms of the management agreement between the Manager and the Company, the Manager provides the Company with executive personnel, including the individuals who act as executive officers of the Company. The Company compensates the Manager for these services and all other services performed by the Manager pursuant to the management agreement through payment of a single management fee, which is disclosed in the Company’s Exchange Act periodic reports, and does not separately compensate any of its executive officers with salaries or other cash compensation. No portion of the management fee is designated for the payment by the Manager of compensation to its employees who are executive officers of the Company, and the Company is not required to, and does not, separately reimburse the Manager for compensation paid by the Manager to those persons. The Company respectfully advises the Staff that the purpose of the management fee is not to provide compensation to its executive officers, but rather to compensate the Manager for the services it provides for the day-to-day management of the Company.
The Company is not entitled, under the terms of the management agreement or otherwise, to review or approve compensation decisions made by the Manager. The Manager does not consult with the Company regarding, or disclose to the Company, any determinations made about compensation paid by the Manager to its employees who are executive officers of the Company, including how much such persons are paid. This is due to, among other things, the Company’s lack of ownership in the

Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
July 8, 2016

Manager and the fact that the Manager conducts, and its employees who are executive officers of the Company participate in, business unrelated to the Company.
The services provided by employees of the Manager include not only services that directly or indirectly benefit the Company, including through its now wholly-owned subsidiary, JAVELIN Mortgage Investment Corp. (“JAVELIN”), but also include services in respect of other business ventures conducted and/or pursued by the Manager that are unrelated to the Company and its subsidiaries, including the Manager’s separate broker-dealer subsidiary currently in organization, as well as services for the independent operation of the Manager as a stand-alone business entity, such as the hiring, evaluation and compensation of contractors and vendors of the Manager, as well as employees of the Manager including those who are not executive officers of the Company. In addition, certain of the Company’s executive officers are substantial equityholders of the Manager and accordingly have an interest in the profits and losses of the Manager from its other past, present and future investments and businesses. Equity returns to the equityholders of the Manager are unrelated to services rendered by them to the Manager or the Company and would be distributed to such holders even if they did not perform any services to the Manager or the Company. Since the services performed by the Manager’s employees who are the Company’s executive officers are not performed exclusively for the Company, and not all of the value derived by those persons from the Manager is specifically compensatory in nature or related to actual services performed, the Manager is not able to accurately segregate, identify or allocate the portion of the compensation paid to its employees who are executive officers of the Company that relates solely to the services they provide which directly or indirectly benefit the Company.
Since the Company cannot accurately segregate, identify or allocate the portion of the compensation paid to its employees who are executive officers of the Company that relates solely to the services they provide which directly or indirectly benefit the Company, the alternative would be the disclosure by the Company of the total compensation paid by the Manager to those persons, which would necessarily include information regarding compensation and other value received from the Manager that is unrelated to services rendered to or for the benefit of the Company. The Company respectively submits that such disclosure would serve to confuse investors who expect the compensation information to include only information regarding compensation related to the registrant.
The Company also respectfully advises the Staff that attempting to provide compensation information about its executive officers could lead to the incorrect view that the executive officers are employees of the Company rather than the Manager and/or that the Board of Directors of the Company (the “Company Board”) is directly or indirectly responsible for the Manager’s compensation decisions, which it is not.
While the Company recognizes that the language in Item 402(a)(2) defining “compensation” is intentionally broad, the Company believes that the Commission’s requirement for disclosure relating to third party transactions that have a compensatory purpose reflects the Commission’s clear intent to limit the application of Item 402 to transactions that are part of an executive officer compensation program established by the registrant and its board of directors. The Company believes that this

Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
July 8, 2016

limitation is appropriate given that one of the primary purposes of Item 402 is to provide information regarding how the board determines executive officer compensation in order for stockholders to evaluate the performance of the board in its oversight of management. However, as described above, the Company Board is not responsible for, and has no control over, the compensation decisions made by the Manager in respect to its employees. Rather, the Manager independently makes all compensation determinations for its employees without any direction by, or involvement of, the Company Board and without reference to any specific policies or programs under the oversight of the Company Board. Therefore, the Company respectfully advises the Staff that the compensation paid by the Manager to its employees who are serving as the Company’s executive officers cannot be considered to be part of the Company’s executive officer compensation program.
The SEC’s Division of Corporation Finance has noted in its Compliance & Disclosure Interpretations—Regulation S-K—230.11, that “...in the event that the subsidiary pays a management fee to the parent for use of the executives, disclosure of the structure of the management agreement and fees would have to be reported under Item 404...” and “...if the payments are part of a management contract, disclosure of the structure of the management agreement and fees would have to be reported under Item 404.” Based on the Company’s compensation structure, the Company believes that disclosure of the management fee and the reimbursement of certain expenses incurred by the Manager on behalf of the Company is the relevant required disclosure under Item 404 of Regulation S-K, rather than individual executive officer compensation information under Item 402.
The Company also notes that in its review of public filings made over many years by other companies with similar management arrangements, the fees and other compensation paid to the managers are disclosed, but no other compensation information with respect to executive officers is included.
The Company acknowledges that to the extent that the Company pays compensation directly to its executive officers, including any equity compensation, for the period covered under Item 402, the Company will provide disclosure of such compensation in its Exchange Act periodic reports requiring disclosure pursuant to Item 402

* * * * *

Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
July 8, 2016

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (305) 982-5658.
Very truly yours,

AKERMAN LLP

By:	/s/ Bradley D. Houser
Bradley D. Houser

cc:    Rahul K. Patel, Staff Attorney
United States Securities and Exchange Commission

James R. Mountain, Chief Financial Officer
ARMOUR Residential REIT, Inc.

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

EXHIBIT A
ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963
Tel: (772) 617-4340

July 8, 2016
In connection with its response to the United States Securities and Exchange Commission's comment letter, dated June 22, 2016, ARMOUR Residential REIT, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARMOUR Residential REIT, Inc.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer